Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results for the Three and Twelve Months Ended December 31, 2014 and Provides an Update on the Fleet

HAMILTON, Bermuda--(BUSINESS WIRE)--February 3, 2015--Ardmore Shipping Corporation (NYSE:ASC) (“Ardmore” or the “Company”) today announced results for the three and twelve months ended December 31, 2014.

Highlights

  Reported EBITDA (see Non-GAAP Measures section below) of $8.0 million for the three months ended December 31, 2014, an increase of $6.5 million from $1.5 million for the three months ended December 31, 2013. The Company reported a net profit of $1.9 million for the three months ended December 31, 2014, or 7 cents basic and diluted earnings per share, as compared to a net loss of $1.7 million, or 9 cents basic and diluted net loss per share, for the three months ended December 31, 2013.
  Reported EBITDA (see “Non-GAAP Measures” section below) of $22.7 million for the twelve months ended December 31, 2014, an increase of $13.2 million from $9.5 million for the twelve months ended December 31, 2013. The Company reported a net profit of $1.7 million for the twelve months ended December 31, 2014, or 7 cents basic and diluted earnings per share, as compared to a net loss of $3.8 million, or 31 cents basic and diluted net loss per share, for the twelve months ended December 31, 2013.
  Delivered a strong chartering performance with our spot-trading MR’s earning $18,413 per day. Average daily charter rates for the fourth quarter for spot, pool and time charters were $16,855 per day for Eco-design MR product tankers and $15,756 per day for Eco-mod MR product tankers. Operating utilization recorded for the three months ended December 31, 2014 was 100% and for the full year ended December 31, 2014 operating utilization was 99.9%.
  The charter market improved significantly during the fourth quarter and into the first quarter of 2015, with daily MR spot rates for the TC2-14 Atlantic triangulation estimated to be $22,877 per day and for the TC4-11 Pacific triangulation estimated to be $19,905 per day on average for January 2015. Ardmore’s spot-trading vessels are presently earning average daily rates of approximately $18,800 per day for voyages in progress.
  On January 6, 2015, Ardmore took delivery of the Ardmore Cherokee, a 25,215 deadweight tonne (“Dwt”) Eco-design chemical tanker constructed at Fukuoka Dockyard in Japan. Having nine more newbuildings scheduled to deliver in 2015, the Company has significant built-in fleet expansion, with revenue generating capacity expected to increase by approximately 70% year on year.
  Through a combination of ongoing dividends and share repurchases, the Company returned capital to shareholders for the quarter at an annualized rate of approximately 5%. The Company declared a dividend on January 15, 2015 of $0.10 per common share for the quarter ended December 31, 2014, and repurchased 119,400 shares in the period to December 31, 2014 at a weighted average price of $10.71. The $20 million share repurchase plan remains effective for up to three years and will be used by the Company to repurchase shares opportunistically over time in order to return value to shareholders.

Anthony Gurnee, the Company’s Chief Executive Officer commented:

“We are very pleased to report a third successive profitable quarter and our first profitable full year. Ardmore continues to maximize earnings through its versatile employment strategy, currently taking advantage of the very strong charter market by deploying more ships in the spot market. Our spot MR product tankers earned $18,413 per day in the fourth quarter, and are presently averaging approximately $18,800 for voyages in progress.

We have also taken delivery of the Ardmore Cherokee, the first of the ships ordered at the time of the IPO. We look forward to taking delivery of the nine remaining newbuildings throughout 2015, which will result in an approximately 70% increase in revenue generating capacity. Of note, every $1,000 increase in charter rates realized across the fully delivered fleet results in an additional $0.34 of earnings per share. With deliveries weighted to the first half of the year and a large number coming off of previous charters this winter, Ardmore is well positioned to capitalize on the improving charter rate environment.”

Mr. Gurnee continued:

“As we look ahead further into 2015, the product tanker market shows signs of continued strength catalyzed by lower oil prices and supported by robust ongoing demand growth driven by refinery expansions and rising global product exports. We look forward to taking full advantage of these strong market conditions in order to continue building earnings momentum.”

Summary of Recent and Fourth Quarter 2014 Events

Fleet

Deliveries

On January 6, 2015, Ardmore took delivery of the Ardmore Cherokee, a 25,215 Dwt Eco-design chemical tanker constructed at Fukuoka Dockyard in Japan. Following delivery, the vessel has commenced employment in a pool. Ardmore has a further nine vessels under construction and, based on the current schedule, we expect to take delivery of these vessels throughout 2015 as follows:

  First quarter: N-2063, H-2480, H-2481
  Second quarter: S-1162, S-1163
  Third quarter: S-1171, N-2065
  Fourth quarter: S-1172, N-2067

We expect that the above vessels will be employed in the spot market, in pools or on time charters.

Fleet Operations and Employment

The Company has 15 vessels currently in operation and nine Eco-design vessels under construction. The Company’s 15 vessels in operation include five Eco-design MR product tankers, six Eco-mod MR product tankers, one Eco-design chemical tanker and three Eco-mod chemical tankers.

MR Product Tankers

During the fourth quarter of 2014, the Company’s three spot-trading MR product tankers, comprising one Eco-design MR product tanker and two Eco-mod MR product tankers, earned an average daily rate of $18,413 per day.

Four of the Company’s five Eco-design MR vessels were employed on time charters and one was employed in the spot market. The average daily rate for Ardmore’s five Eco-design MR’s was $16,855 per day, including Ardmore’s share of profit sharing arrangements.

For the first quarter of 2015, the Company expects to have approximately 80% of Eco-design MR product tanker revenue days covered by time charter employment at an average daily rate of $16,068 per day before profit share adjustments, and approximately 20% of revenue days employed in the spot market.

Four of the Company’s six Eco-mod MR vessels were employed on time charters and two were employed in the spot market. The average daily rate for Ardmore’s six Eco-mod MR’s was $15,756 per day.

For the first quarter of 2015, the Company expects to have approximately 55% of Eco-mod MR product tanker revenue days covered by time charter employment at an average daily rate of $14,627 per day, and approximately 45% of revenue days from employment in the spot market or under pool arrangements.

Chemical Tankers

The Company took delivery of the Ardmore Cherokee on January 6, 2015, and the vessel immediately commenced employment in a pool. Based on current schedules, we are expecting to take delivery of three additional Eco-design chemical tankers in the first quarter of 2015, and it is envisioned that these vessels will be employed in the spot market, in pools or on time charters.

During the fourth quarter of 2014, the Company’s three Eco-mod chemical vessels earned an average daily rate of $11,426 per day. The Company had one 29,006 Dwt Eco-mod chemical tanker employed on a time charter and two 17,500 Dwt Eco-mod chemical tankers employed in a pool earning an average daily rate of $10,394 per day.

For the first quarter of 2015, the Company expects to have approximately 35% of Eco-mod chemical tanker revenue days covered by time charter employment and approximately 65% of revenue days employed in a pool whose earnings are derived from the spot market.

Drydocking

The Ardmore Calypso completed its first special survey on November 20, 2014. The Ardmore Capella is expected to enter drydock in the first quarter of 2015.

Financing

As of December 31, 2014, all of Ardmore’s fleet has bank financing in place. Debt has been drawn down for all vessels in operation, and committed financing is in place for the Company’s nine vessels on order.

Dividend

On January 15, 2015, Ardmore’s Board of Directors announced a cash dividend of $0.10 per share for the quarter ended December 31, 2014. The cash dividend is payable on February 14, 2015 to all shareholders of record on January 30, 2015.

Results for the three months ended December 31, 2014 and 2013

For the three months ended December 31, 2014, the Company reported EBITDA (see “Non-GAAP Measures” section below) of $8.0 million, an increase of $6.5 million from $1.5 million for the three months ended December 31, 2013. The Company reported a net profit of $1.9 million, or 7 cents basic and diluted earnings per share, for the three months ended December 31, 2014, as compared to a net loss of $1.7 million, or 9 cents basic and diluted loss per share, for the three months ended December 31, 2013.

For the three months ended December 31, 2014, the Company reported adjusted EBITDA (see “Non-GAAP Measures” section below) of $8.3 million, an increase of $6.5 million from $1.8 million for the three months ended December 31, 2013. Adjusted net profit (see Non-GAAP Measures section below) amounted to $2.2 million, or 8 cents basic and diluted adjusted earnings per share (see Non-GAAP Measures section below), for the three months ended December 31, 2014, as compared to an adjusted net loss of $1.3 million, or 7 cents basic and diluted adjusted loss per share, for the three months ended December 31, 2013. Results were adjusted for share-based compensation (a non-cash item) in each period, as applicable.

Management’s Discussion and Analysis of Financial Results

Revenue for the three months ended December 31, 2014 was $22.3 million, an increase of $12.7 million from $9.6 million for the three months ended December 31, 2013. The increase is primarily due to an increase in the average number of owned vessels to 14 for the three months ended December 31, 2014, from 8 for the three months ended December 31, 2013. The Ardmore Seavantage, Ardmore Seamariner, Ardmore Seavanguard, Ardmore Endeavour, Ardmore Sealifter and Ardmore Sealeader commenced trading on January 18, February 1, February 17, June 25, July 22 and August 21, 2014 respectively. Fleet time charter equivalent rates per day also increased in the three months ended December 31, 2014, amounting to $15,327 per day, as compared to $12,661 per day for the three months ended December 31, 2013.

Commissions and voyage related costs were $3.4 million for the three months ended December 31, 2014, an increase of $2.4 million from $1.0 million for the three months ended December 31, 2013. This increase is primarily due to 521 additional revenue days during the fourth quarter of 2014, in line with the additional vessel deliveries in 2014. The employment of three vessels under spot chartering arrangements also increased commissions and voyage costs for the quarter. Under a spot chartering arrangement, all voyage expenses are borne by Ardmore, as opposed to the charterer, while under time chartering arrangements, the charterer typically pays voyage expenses.

Vessel operating expenses were $9.0 million for the three months ended December 31, 2014, an increase of $3.8 million from $5.2 million for the three months ended December 31, 2013. This increase is primarily due to an increase in the number of vessels in operation for the three months ended December 31, 2014, in addition to the timing of operating expenses between quarters. Fleet operating costs per day, including technical management fees, were $6,853 for the three months ended December 31, 2014, as compared to $6,812 for the three months ended December 31, 2013.

Depreciation expense for the three months ended December 31, 2014 was $4.3 million, an increase of $2.0 million from $2.3 million for the three months ended December 31, 2013. The increase is due to an increase in the average number of owned vessels to 14 for the three months ended December 31, 2014, from eight for the three months ended December 31, 2013.

Amortization of deferred dry dock expenditure for the three months ended December 31, 2014 was $0.6 million, as compared to $0.4 million for the three months ended December 31, 2013. This increase is due to the timing of scheduled drydockings occurring across the fleet. The capitalized costs of drydockings for a given vessel are depreciated on a straight line basis to the next scheduled drydocking of the vessel.

General and administrative expenses for the three months ended December 31, 2014 were $1.9 million, as compared to $2.0 million for the three months ended December 31, 2013.

Interest expense and finance costs (which include loan interest, capital lease interest and amortization of deferred financing fees) for the three months ended December 31, 2014 were $1.2 million, as compared to $0.5 million for the three months ended December 31, 2013. Cash interest expense increased by $0.7 million from $1.4 million for the three months ended December 31, 2013 to $2.1 million for the three months ended December 31, 2014. This is as a result of an increase in the average debt balance following the delivery of vessels since December 31, 2013. Capitalized interest, which relates to vessels under construction, amounted to $1.2 million for the three months ended December 31, 2014, as compared to $1.1 million for the three months ended December 31, 2013. Amortization of deferred financing charges for the three months ended December 31, 2014 was $0.3 million, as compared to $0.2 million for the three months ended December 31, 2013.

Results for the twelve months ended December 31, 2014 and 2013

For the twelve months ended December 31, 2014, the Company reported EBITDA (see “Non-GAAP Measures” section below) of $22.7 million, an increase of $13.2 million from $9.5 million for the twelve months ended December 31, 2013. The Company reported a net profit of $1.7 million, or 7 cents basic and diluted earnings per share, for the twelve months ended December 31, 2014, as compared to a net loss of $3.8 million, or 31 cents basic and diluted loss per share, for the twelve months ended December 31, 2013.

For the twelve months ended December 31, 2014, the Company reported adjusted EBITDA (see “Non-GAAP Measures” section below) of $24.1 million, an increase of $13.3 million from $10.8 million for the twelve months ended December 31, 2013. Adjusted net profit (see “Non-GAAP Measures” section below) amounted to $3.0 million, or 12 cents basic and diluted adjusted earnings per share (see “Non-GAAP Measures” section below), for the twelve months ended December 31, 2014, as compared to an adjusted net loss of $2.4 million, or 19 cents basic and diluted adjusted net loss per share for the twelve months ended December 31, 2013. Results were adjusted for share-based compensation (a non-cash item) in each period, as applicable, along with initial public offering costs and deferred finance fee write-offs for the twelve months ended December 31, 2013.

Liquidity

As of December 31, 2014, the Company had $59.9 million (2013: $56.9 million) available in cash and cash equivalents.

The following debt and capital lease liabilities were outstanding as of the dates indicated:

	As of
	Dec 31, 2014	Dec 31, 2013
Debt	204,728,268	88,860,000
Capital Leases	28,800,329	30,379,015
Total	233,528,597	119,239,015

Conference Call

The Company plans to have a conference call on Tuesday, February 3, 2014 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended December 31, 2014. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

1.	By dialing 888-364-3109 (U.S.) or 719-325-2472 (International) and entering the conference participant passcode 1652188.
2.	By accessing the live webcast at Ardmore Shipping’s website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, a replay of the call will be available for two weeks at 888-203-1112 or 719-457-0820. Enter the passcode 1652188 to access the audio replay. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore Shipping owns and operates a fleet of mid-size product and chemical tankers ranging from 17,500 Dwt to 50,300 Dwt. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore’s core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Ardmore Shipping Corporation
Unaudited Condensed Consolidated Balance Sheet
(Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Dec 31, 2014	Dec 31, 2013
Current assets
Cash and cash equivalents	59,879,596	56,860,845
Receivables, trade	4,985,900	743,406
Working capital advances	500,000	534,571
Prepayments	1,227,321	471,563
Advances and deposits	2,509,433	1,894,317
Other receivables	636,464	321,810
Inventories	2,486,340	1,131,466
Total current assets	72,225,054	61,957,978

Non-current assets
Vessels and vessel equipment, net	371,618,023	201,700,229
Deferred dry dock expenditure, net	4,229,617	1,339,238
Vessels under construction	113,985,986	89,015,139
Other non-current assets, net	156,311	158,308
Deferred finance charges, net	8,625,882	3,794,741
Total non-current assets	498,615,819	296,007,655

TOTAL ASSETS	570,840,873	357,965,633

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	7,038,621	3,999,311
Charter revenue received in advance	1,542,863	1,806,600
Other payables	648,105	5,436
Accrued interest on loans	882,594	557,160
Current portion of long-term debt	19,394,928	9,100,000
Current portion of capital lease obligations	1,702,981	1,578,686
Total current liabilities	31,210,092	17,047,193

Non-current liabilities
Non-current portion of long-term debt	185,333,340	79,760,000
Non-current portion of capital lease obligations	27,097,348	28,800,329
Total non-current liabilities	212,430,688	108,560,329

Equity
Share capital	261,000	180,500
Additional paid in capital	339,082,131	244,702,577
Treasury stock	(1,278,546)	-
Accumulated deficit	(10,864,492)	(12,524,966)
Total equity	327,200,093	232,358,111

TOTAL LIABILITIES AND EQUITY	570,840,873	357,965,633

Ardmore Shipping Corporation
Unaudited Condensed Statement of Operations
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Twelve months ended
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
REVENUE
Revenue	22,250,566	9,626,591	67,326,634	35,867,356

OPERATING EXPENSES
Commissions and voyage related costs	3,388,081	1,023,940	7,004,045	2,523,842
Vessel operating expenses	9,017,198	5,182,150	29,447,876	18,215,487
Depreciation	4,349,854	2,324,144	14,854,885	8,388,208
Amortization of deferred dry dock expenditure	564,013	365,520	2,031,100	1,420,814
General and administrative expenses	1,890,432	1,954,548	8,178,666	5,669,935
Total operating expenses	19,209,578	10,850,302	61,516,572	36,218,286

Profit/(loss) from operations	3,040,988	(1,223,711)	5,810,062	(350,930)

Interest expense and finance costs	(1,172,531)	(460,737)	(4,119,283)	(3,464,006)
Interest income	3,067	1,548	16,444	6,059

Profit/(loss) before taxes	1,871,524	(1,682,900)	1,707,223	(3,808,877)

Income tax	(9,641)	(9,784)	(46,749)	(33,726)

Net profit/(loss)	1,861,883	(1,692,684)	1,660,474	(3,842,603)

Earnings/(loss) per share, basic and diluted	0.07	(0.09)	0.07	(0.31)
Weighted average number of shares outstanding, basic and diluted	26,047,244	18,050,000	24,547,661	12,241,599

Ardmore Shipping Corporation
Unaudited Condensed Statement of Cash Flows
(Expressed in U.S. dollars, unless otherwise stated)

	Twelve months ended
	Dec 31, 2014	Dec 31, 2013
OPERATING ACTIVITIES
Net profit/(loss)	1,660,474	(3,842,603)
Non-cash items:
Depreciation	14,854,885	8,388,208
Amortization of deferred dry dock expenditure	2,031,100	1,420,814
Share based compensation	1,383,121	571,321
Amortization of deferred finance charges	917,675	772,787
Changes in operating assets and liabilities:
Receivables, trade	(4,242,494)	120,980
Working capital advances	34,571	1,039,384
Prepayments	(755,758)	(248,092)
Advances and deposits	(615,116)	(1,470,614)
Other receivables	(314,654)	176,449
Inventories	(1,354,874)	(465,226)
Payables, trade	3,039,310	1,485,259
Charter revenue received in advance	(263,737)	955,555
Other payables	642,669	3,569
Amounts due to related parties	-	(600,000)
Accrued interest on loans	325,434	54,645
Deferred dry dock expenditure	(4,921,479)	(242,263)
Net cash provided by operating activities	12,421,127	8,120,173

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(152,222,866)	(63,497,023)
Payments for vessels under construction	(57,463,397)	(81,072,100)
Payments for other non-current assets	(55,266)	(68,435)
Net cash used in investing activities	(209,741,529)	(144,637,558)

FINANCING ACTIVITIES
Proceeds from long-term debt	128,625,000	47,030,000
Repayments of long term debt	(12,756,732)	(25,270,000)
Proceeds from capital leases	-	31,500,000
Repayments of capital leases	(1,578,686)	(1,120,985)
Payments for deferred finance charges	(5,748,816)	(1,333,312)
Net proceeds from equity offering	102,711,933	128,429,204
Payment of dividend	(9,635,000)	(1,191,300)
Payments for treasury stock	(1,278,546)	-
Shareholder contributions	-	500
Net cash provided by financing activities	200,339,153	178,044,107

Net increase in cash and cash equivalents	3,018,751	41,526,722

Cash and cash equivalents at the beginning of the year	56,860,845	15,334,123

Cash and cash equivalents at the end of the year	59,879,596	56,860,845

Ardmore Shipping Corporation
Unaudited Other Operating Data
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Twelve months ended
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013

ADJUSTED EBITDA(1)	8,302,438	1,817,766	24,079,168	10,750,788

AVERAGE DAILY DATA
Fleet time charter equivalent per day(2)	15,327	12,661	14,393	12,850

Fleet operating costs per day(3)	6,500	6,449	6,197	6,152
Technical management fees per day(4)	353	363	359	379
	6,853	6,812	6,556	6,531

MR Tankers “Eco-Design”
TCE per day(2)	16,855	15,099	15,913	15,838
Vessel operating costs per day(5)	6,480	5,544	5,835	5,550

MR Tankers “Eco-Mod"
TCE per day(2)	15,756	13,944	14,793	13,732
Vessel operating costs per day(5)	6,608	7,152	6,499	6,478

Chemical Tankers “Eco-Mod”
TCE per day(2)	11,426	9,277	11,404	10,483
Vessel operating costs per day(5)	6,317	6,350	6,246	6,106

FLEET
Upgrades and enhancements expensed	191,331	168,571	586,446	565,196

Average number of owned operating vessels	14.0	8.0	12.1	7.4

(1)	Adjusted EBITDA is a non-GAAP measure and is defined and reconciled to the to the most directly comparable GAAP measure under the “Non-GAAP Measures” section below.
(2)	Time Charter Equivalent (“TCE”) daily rate is the gross charter rate or gross pool rate, as applicable, per revenue day plus Communication Victualing and Entertainment Income (“CVE”). Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage costs incurred by commercial managers.
(3)	Fleet operating costs per day are routine operating expenses and comprise, crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.
(4)	Technical management are fees paid to third-party technical managers.
(5)	Vessel operating costs per day excludes technical management fees.

Ardmore Shipping Corporation
Fleet List as at February 2, 2015

Vessel Name	Type	Dwt	IMO	Built	Built	Flag	Specification
In Operation
Ardmore Seavaliant	Product/Chemical	49,998	3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	3	Feb-14	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2	Jul-13	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	-	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product	45,726	-	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	-	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	-	Jul-08	Japan	MI	Eco-mod
Ardmore Centurion	Product/Chemical	29,006	2	Nov-05	Korea	MI	Eco-mod
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Calypso	Product/Chemical	17,589	2	Jan-10	Korea	MI	Eco-mod
Ardmore Capella	Product/Chemical	17,567	2	Jan-10	Korea	MI	Eco-mod

On Order
SPP Hull S-1162	Product/Chemical	50,300	3	2Q15	Korea	MI	Eco-design
SPP Hull S-1163	Product/Chemical	50,300	3	2Q15	Korea	MI	Eco-design
SPP Hull S-1171	Product/Chemical	50,300	3	3Q15	Korea	MI	Eco-design
SPP Hull S-1172	Product/Chemical	50,300	3	4Q15	Korea	MI	Eco-design
HMD Hull H-2480	Product/Chemical	37,000	2	1Q15	Korea	MI	Eco-design
HMD Hull H-2481	Product/Chemical	37,000	2	1Q15	Korea	MI	Eco-design
FKA Hull N-2063	Product/Chemical	25,000	2	1Q15	Japan	MI	Eco-design
FKA Hull N-2065	Product/Chemical	25,000	2	3Q15	Japan	MI	Eco-design
FKA Hull N-2067	Product/Chemical	25,000	2	4Q15	Japan	MI	Eco-design

Total	24	968,951

Non-GAAP Measures

This press release describes EBITDA, adjusted EBITDA, adjusted net profit/(loss) and adjusted net earnings/(loss) per share, which are not measures prepared in accordance with U.S. GAAP and which are reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before share-based compensation and initial public offering costs and certain other items that Ardmore believes are not representative of its operating performance.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have standardized meanings, and are therefore unlikely to be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

EBITDA & Adjusted EBITDA	Three months ended		Twelve months ended
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Net profit/(loss)	1,861,883	(1,692,684)	1,660,474	(3,842,603)
Interest income	(3,067)	(1,548)	(16,444)	(6,059)
Interest expense and finance costs	1,172,531	460,737	4,119,283	3,464,006
Income tax	9,641	9,784	46,749	33,726
Depreciation	4,349,854	2,324,144	14,854,885	8,388,208
Amortization of deferred dry dock expenditure	564,013	365,520	2,031,100	1,420,814
EBITDA	7,954,855	1,465,953	22,696,047	9,458,092
IPO related fees and expenses	-	-	-	721,375
Share based compensation (non-cash)	347,583	351,813	1,383,121	571,321
Adjusted EBITDA	8,302,438	1,817,766	24,079,168	10,750,788

Adjusted net profit/(loss)	Three months ended		Twelve months ended
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Net profit/(loss)	1,861,883	(1,692,684)	1,660,474	(3,842,603)
IPO related fees and expenses	-	-	-	721,375
Deferred finance fee write off	-	-	-	179,816
Share based compensation (non-cash)	347,583	351,813	1,383,121	571,321
Adjusted net profit/(loss)	2,209,466	(1,340,871)	3,043,595	(2,370,091)

Adjusted net earnings/(loss) per share, basic and diluted	0.08	(0.07)	0.12	(0.19)
Weighted average number of shares outstanding, basic and diluted	26,047,244	18,050,000	24,547,661	12,241,599

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT:
Investor Relations Enquiries:
The IGB Group
Mr. Leon Berman
Tel: 212-477-8438
Fax: 212-477-8636
lberman@igbir.com